UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mr. Thomas P. McGuinness

President

Inland American Real Estate Trust, Inc.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison

Suite 3800

Chicago, Illinois 60602-4342

(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2014 (the “Schedule 14D-9”) by Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), relating to the tender offer by MacKenzie Realty Capital, Inc. (the “Offeror”) to purchase up to 800,000 shares of the outstanding common stock, par value $0.001 per share, of the Company, at a price equal to $5.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC on November 7, 2014.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by changing the last sentence thereof to read as follows:

The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2014

By:	/s/ Jack Potts
Name: Jack Potts
Title: Executive Vice President and Principal Financial Officer